Exhibit 12.1

KOPPERS HOLDINGS INC.

CALCULATION OF EARNINGS TO FIXED CHARGES

(Unaudited)

(Dollars in millions)	2008	2007	2006	2005	2004
Fixed charges:
Interest	$40.8	$45.9	$61.3	$51.7	$38.2
Capitalized interest	—	0.3	0.2	—	—

Rents	39.0	31.0	26.1	25.8	28.6
Interest factor	31%	31%	31%	31%	31%

Rental interest	12.1	9.6	8.1	8.0	8.9

Total fixed charges	52.9	55.8	69.6	59.7	47.1
Earnings:
Pretax income	90.0	85.3	22.4	22.9	20.9
Fixed charges	52.9	55.8	69.6	59.7	47.1

Earnings	$142.9	$141.1	$91.8	$82.6	$68.0

Ratio	2.70	2.53	1.32	1.38	1.44